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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 001-16829

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant's name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

*
Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Exhibit List	Description
99.1	Ad-hoc Report "Bayer announces the launch of a EUR 2 billion subordinated mandatory convertible bond," dated March 29, 2006.
99.2	Press release "Bayer announces the launch of a EUR 2 billion mandatory convertible bond," dated March 29, 2006.
99.3	Ad-hoc Report "Bayer successfully placed a EUR 2 billion subordinated mandatory convertible bond," dated March 29, 2006.
99.4	Press release "Bayer—EUR 2 billion mandatory convertible bond successfully placed," dated March 29, 2006.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT (Registrant)
By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel
By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: March 29, 2006

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SIGNATURE